KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

May 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  J. Nolan McWilliams, Attorney-Advisor

Re:                             Genco Shipping & Trading Limited

Registration Statement on Form S-4

Filed May 4, 2015

File No. 333-203822

Ladies and Gentlemen:

On behalf of Genco Shipping & Trading Limited (the “Company” or “Genco”), we provide the Company’s responses to the letter dated May 18, 2015 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-4 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter.  We are providing by email a copy of the Amendment marked to show changes from the original Registration Statement as well as copies of the complaints referenced below.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

Registration Statement

General

1.              Please include a summary of the valuations provided by VesselsValue.com and Marsoft, Inc. for use in the fairness opinions. Additionally, please file the consents of VesselsValue.com, Marsoft, Inc., and Clarkson Valuations Limited pursuant to Rule 436 of the Securities Act and Item 601(b)(23) of Regulation S-K or tell us why these consents are not required. Refer to Item 14(b)(6) to Schedule 14A and Item 1015(b) of Regulation M-A. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretation on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The disclosure has been revised in response to this comment.  Please see pages 92-94, 100-101, and 115 of the Registration Statement.  Additionally, the consents of Clarkson Valuations Limited, Marsoft, and VesselsValue.com have been filed as exhibits to the Registration Statement.

Certain Litigation Relating to the Merger, page 137

2.              Please provide us with a copy of each class action complaint discussed in this section.

Copies of each of the seven purported class action complaints referenced in such section, including a first amended complaint in one of the state court actions and an additional complaint filed on May 12, 2015 in federal district court, are being supplementally provided to the Staff.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:                                Mr. John C. Wobensmith

David Zeltner, Esq.

Emanuel S. Cherney, Esq.